Exhibit 99.1

Kodiak Gas Services, Inc. to Acquire CSI Compressco LP in an $854 Million All-Equity Transaction

December 19, 2023 at 5:00 AM CT

•	All-equity acquisition to create the industry’s largest contract compression fleet of 4.3 million revenue-generating horsepower

•	Deepens Kodiak’s position in key operating areas, including over 2.8 million horsepower in the Permian Basin

•	Expected annual run-rate cost synergies of at least $20 million

•

CSI Compressco unitholders will receive 0.086 shares of Kodiak common stock for each CSI Compressco common unit owned, representing a price of approximately $1.65 per unit based on the closing price of Kodiak’s stock on December 18, 2023

•	Kodiak shareholders will realize immediate accretion to Discretionary Cash Flow and Free Cash Flow per share upon closing

•	Transaction benefits to CSI Compressco unitholders include a significantly increased dividend, greater stock trading liquidity and significant opportunities for long-term value appreciation

•	Kodiak to host a conference call on December 19, 2023 at 9:00 a.m. ET / 8:00 a.m. CT

MONTGOMERY & THE WOODLANDS, Texas — December 19, 2023 — Kodiak Gas Services, Inc. (NYSE: KGS) (“Kodiak”) and CSI Compressco LP (“CSI Compressco”) (NASDAQ: CCLP) today announced that they have executed a definitive merger agreement under which Kodiak will acquire CSI Compressco in an all-equity transaction valued at approximately $854 million, including the assumption of $619 million of net debt, based on the closing price of Kodiak’s stock on December 18, 2023.

Strategic Rationale and Transaction Highlights

The addition of CSI Compressco’s fleet will give Kodiak the largest contract compression fleet in the industry with 4.3 million revenue-generating horsepower, while also extending Kodiak’s service offerings deeper into the natural gas value chain through CSI Compressco’s treating, gas cooling and aftermarket services businesses. This enhanced scale will allow Kodiak to continue to provide the highest level of service in the industry and deepen its industry-leading footprint in key operating areas such as the Permian Basin and Eagle Ford Shale. Like Kodiak, CSI Compressco’s natural gas compression revenues are supported by fixed-revenue contracts with inflation-protection mechanisms intended to drive stable cash flows through commodity price cycles.

Utilizing Wall Street consensus estimates for both companies, the combined entity is expected to generate approximately $630 million in 2024 Adjusted EBITDA after the expected annual run-rate cost synergies of at least $20 million. The transaction is expected to be immediately accretive to Kodiak’s Discretionary Cash Flow and Free Cash Flow per share, and leverage-neutral to Kodiak after expected synergies. In addition, Kodiak continues to expect to achieve its long-term leverage target of 3.0-3.5x by year end 2025. For CSI Compressco unitholders, the Kodiak stock received in the transaction is expected to provide an enhanced dividend, while also providing greater trading liquidity and research coverage.

CEO Commentary

Kodiak’s CEO Mickey McKee noted “I am excited to announce the acquisition of CSI Compressco, a highly accretive and leverage-neutral transaction that we believe will unlock significant value for both Kodiak shareholders and CSI Compressco unitholders. The increased scale provided by the industry’s largest contract compression fleet will allow Kodiak to continue to provide the highest level of service in the industry to our customers, many of which are themselves undergoing consolidation. The increase in pro forma Discretionary Cash Flow and Free Cash Flow will provide Kodiak greater financial flexibility to increase dividends, and implement a share repurchase program, all of which is consistent with our capital allocation strategy that combines investment to grow our fleet and the return of capital to shareholders through an attractive dividend, all while living within free cash flow.”

McKee continued, “John Jackson and his team have done a remarkable job of transforming CSI Compressco in the nearly three years since CSI Compressco’s general partner was acquired by Spartan Energy Partners LP. The CSI Compressco management team has demonstrated a tremendous track record of improving fleet utilization, increasing EBITDA and reducing leverage by focusing on large horsepower, infrastructure applications in premier basins in the U.S., consistent with Kodiak’s core operating philosophy. We look forward to continuing these efforts as we combine these companies and welcome the talented employees of CSI Compressco into the Kodiak family.”

John Jackson, CSI Compressco’s Chief Executive Officer, noted, “The combination of Kodiak and CSI Compressco creates the market leader in compression infrastructure, with significant scale and a diversified customer base. CSI Compressco unitholders will benefit from their ownership in Kodiak in multiple ways—particularly the scale of the combined companies, a strong balance sheet, and an attractive dividend.”

Transaction Details

Under the terms of the merger agreement, CSI Compressco unitholders will receive 0.086 shares of Kodiak common stock for each CSI Compressco common unit owned. The combined company will have an “Up-C” structure at closing, and CSI Compressco unitholders meeting certain requirements will have the ability to elect to receive 0.086 limited liability company units representing economic interests in Kodiak’s operating subsidiary (along with an equal number of shares of non-economic voting preferred stock of Kodiak) for each CSI Compressco common unit they hold. Each such unit will be redeemable at the option of the holder for one share of Kodiak common stock (along with cancellation of a corresponding share of preferred stock), following a six month post-closing lock-up and subject to certain conditions. Upon closing, CSI Compressco unitholders will own approximately 14% of the combined company on a fully diluted basis.

The transaction has been approved by the Board of Directors of Kodiak and the Board of Directors of CSI Compressco GP LLC. Certain unitholders of CSI Compressco, including Spartan Energy Partners LP, which controls the CSI Compressco GP LLC, Merced Capital LP and Orvieto Fund that collectively own more than 50% of CSI Compressco’s outstanding units have entered into support agreements, pursuant to which they have agreed to vote their CSI Compressco units in favor of the merger upon effectiveness of the S-4 Registration Statement with the SEC.

The transaction is expected to close in the second quarter of 2024, subject to certain regulatory approvals and other closing conditions, including Hart Scott Rodino Act clearance.

Kodiak expects to launch a senior notes offering in the first quarter of 2024, the proceeds of which would ultimately be used to refinance CSI Compressco’s debt at closing of the acquisition.

Shareholder Commentary

Alex Darden, Partner and Head of EQT Infrastructure Advisory Team Americas, President of EQT Partners Inc. and Kodiak board member, noted, “This transaction brings unique, significant value creation opportunities. We have full confidence that Kodiak’s best-in-class management team, with the combined power of CSI Compressco, will maintain the highest level of service to their customers. EQT looks forward to continuing our longstanding partnership with Kodiak as they continue on their growth trajectory.”

Conference Call Information

Kodiak management will host a conference call for investors on December 19, 2023 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). The conference call may be accessed by dialing (201) 389-0872 or via webcast at ir.kodiakgas.com.

Additional Information

A slide presentation with additional information is accessible via the Kodiak website at ir.kodiakgas.com.

Advisors

Barclays acted as sole financial advisor to Kodiak and King & Spalding LLP acted as legal counsel. Jefferies LLC acted as sole financial advisor to CSI Compressco and Vinson & Elkins LLP acted as legal counsel.

About Kodiak

Kodiak Gas Services, Inc. is one of the largest contract compression services providers in the continental United States with a fleet of over 3.2 million horsepower. Kodiak focuses on providing contract compression services to oil and gas producers and midstream customers in high–volume gas gathering systems, processing facilities, multi–well gas lift applications and natural gas transmission systems. More information is available at www.kodiakgas.com.

About CSI Compressco

CSI Compressco is a provider of compression services and equipment for natural gas and oil production, gathering, artificial lift, transmission, processing, and storage. In addition, CSI Compressco provides a variety of natural gas treating services. CSI Compressco’s contract services business includes a fleet of approximately 4,800 compressor packages providing approximately 1.2 million in aggregate horsepower, utilizing a full spectrum of low-, medium- and high-horsepower engines. Additionally, our gas treating equipment fleet includes natural gas cooling units used to reduce the temperature of natural gas so that it can be further treated, processed, or compressed. CSI Compressco also provides well monitoring and automated sand separation services in conjunction with compression and related services in Mexico. CSI Compressco’s aftermarket business provides compressor package reconfiguration and maintenance services. CSI Compressco’s customers comprise a broad base of natural gas and oil exploration and production, midstream, transmission, and storage companies operating throughout many of the onshore producing regions of the United States, as well as in a number of foreign countries, including Mexico, Canada, Argentina, and Chile. CSI Compressco’s General Partner is owned by Spartan Energy Partners LP.

Important Information about the Transaction and Where to Find It

In connection with the merger transaction (the “Merger”), Kodiak will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of CSI Compressco and a prospectus of Kodiak. The Merger will be submitted to CSI Compressco’s unitholders for their consideration. CSI Compressco and Kodiak may also file other documents with the SEC regarding the Merger. A definitive consent solicitation statement/prospectus will be mailed to unitholders of CSI Compressco. This communication is not a substitute for the registration statement or consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Kodiak or CSI Compressco (as applicable) may file with the SEC or send to unitholders of CSI Compressco in connection with the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE MERGER, INVESTORS, SHAREHOLDERS AND UNITHOLDERS OF KODIAK AND CSI COMPRESSCO ARE URGED TO READ THE REGISTRATION STATEMENT, CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

The registration statement and consent solicitation statement/prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by CSI Compressco or Kodiak with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from CSI Compressco at CSI Compressco’s website at www.csicompressco.com or by directing a request to CSI Compressco’s Investor Relations Department at jon.byers@csicompressco.com or Kodiak at www.kodiakgas.com or by directing a request to Kodiak’s Investor Relations Department at IR@kodiakgas.com.

Participants in the Solicitation

CSI Compressco, Kodiak and certain of their respective executive officers, directors, other members of management and employees (including those of CSI Compressco’s general partner) may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Merger. Information regarding the directors and executive officers of CSI Compressco’s general partner is available in the section titled “Part III. Item 10. Directors, Executive Officers, and Corporate Governance” on page 49 of CSI Compressco’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 13, 2023 (and available at https://www.sec.gov/Archives/edgar/data/1449488/000144948823000007/cclp-20221231.htm#i40c921f80f634f31b68afa431e9e8b34_97). Information regarding Kodiak’s directors and executive officers is available in the section titled “Management—Directors and Executive Officers” on page 115 of Kodiak’s final prospectus filed in connection with Kodiak’s initial public offering and with the SEC on June 30, 2023 (and available at https://www.sec.gov/Archives/edgar/data/1767042/000119312523180561/d454014d424b4.htm#rom454014_10). These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, the consent solicitation statement/prospectus and other relevant materials relating to Merger to be filed with the SEC when they become available. Security holders, potential investors and other readers should read the consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication relates to the Merger and is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This news release contains, and our officers and representatives may from time to time make, “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. In particular, this news release includes (without limitation) forward-looking information pertaining to: the anticipated financial performance of the combined entity; the expected run rate synergies and efficiencies to be achieved as a result of the transaction; expected accretion to discretionary cash flow; expectations regarding the leverage and dividend profile of the combined entity; expansion and growth of the business; Kodiak’s plans to finance the transaction; and the receipt of all necessary approvals to close the transaction and the timing associated therewith. This forward-looking information is based on assumptions, estimates and analysis made by Kodiak and CSI Compressco and their perception of trends, current conditions and expected developments, as well as other factors that are believed by Kodiak and CSI Compressco to be reasonable and relevant in the circumstances and in light of the transaction.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Kodiak and CSI Compressco’s control. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not place undue reliance on any of these forward-looking statements. Important factors that could cause Kodiak and CSI Compressco’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the satisfaction of closing conditions to the transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Kodiak and CSI Compressco; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the transaction and the timing and quantum thereof; consequences of not completing the transaction, including the volatility of the equity prices of Kodiak and CSI Compressco, negative reactions from the investment community and the required payment of certain; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the transaction and other disruptions arising from the transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and such other factors as discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Kodiak’s final prospectus filed with the SEC on June 30, 2023 pursuant to Rule 424(b)(4) and throughout Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A. “Risk Factors” sections of Kodiak’s and CSI Compressco’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.

Any forward-looking statement made in this news release is based only on information currently available to us and speaks only as of the date on which it is made. Except as may be required by applicable law, Kodiak and CSI Compressco undertake no obligation to publicly update any forward-looking statement whether as a result of new information, future developments or otherwise.

Contact:

CSI Compressco LP

Jon Byers, Chief Financial Officer

jon.byers@csicompressco.com